Exhibit 12.1
PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year ended December 31,
	2003	2004		2005		2006	2007
Income (loss) from operations as reported	$(423)	$449		$2,043		$(1,248)	$(41,528)
Add: Fixed charges	193	1,713		238		1,216	2,270

Earnings as defined	$(230)	$2,162		$2,281		$(32)	$(39,258)

Fixed charges	$193	$1,713		$238		$1,216	$2,270

Ratio of earnings to fixed charges (1)	—	1.3	x	9.6	x	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2003, 2006 and 2007 by amounts equal to the net loss for the period.